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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

MEADOW VALLEY CORPORATION
(Name of Issuer)
COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)
583185103
(CUSIP Number)
CD Capital Management LLC
111 South Wacker Drive, Suite 3950
Chicago, Illinois 60606
Attention: John Ziegelman
Telephone: (312) 803-5011
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

with copy to:
Greenberg Traurig, LLP
77 West Wacker Drive
Chicago, Illinois 60601
Attention: Peter H. Lieberman, Esq.
Telephone: (312) 456-8400
November 5, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	583185103	SCHEDULE 13D/A	Page	2	of	8	Pages

1	NAMES OF REPORTING PERSONS CD Capital Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0- (see Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		369,710 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- (see Item 5)

WITH	10	SHARED DISPOSITIVE POWER

369,710 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

369,710

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2% OF COMMON STOCK(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, OO
(1) Based on 5,129,760 shares of Common Stock of Meadow Valley Corporation outstanding on August 3, 2007, as reported in the Form 10-Q filed by the Issuer on August 13, 2007.

CUSIP No.	583185103	SCHEDULE 13D/A	Page	3	of	8	Pages

1	NAMES OF REPORTING PERSONS John D. Ziegelman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0- (see Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		369,710 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- (see Item 5)

WITH	10	SHARED DISPOSITIVE POWER

369,710 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

369,710

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2% OF COMMON STOCK(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Based on 5,129,760 shares of Common Stock of Meadow Valley Corporation outstanding on August 3, 2007, as reported in the Form 10-Q filed by the Issuer on August 13, 2007.

SCHEDULE 13D/A
     CD Capital Management LLC, a Delaware limited liability company (‘‘CD Capital’’), John D. Ziegelman (‘‘Mr. Ziegelman’’, and collectively with CD Capital, the ‘‘Reporting Persons’’) are jointly filing this Amendment No. 4 relating to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2007, as amended by Amendment No. 1 thereto filed with the Commission on June 8, 2007, Amendment No. 2 thereto filed with the Commission on October 24, 2007 and Amendment No. 3 thereto filed with the Commission on October 24, 2007 (collectively, the “Schedule 13D”).
     Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 of the Schedule 13D is hereby amended to add the following information:
     All purchases of Common Stock were made in open market transactions, with investment funds in accounts under management on behalf of CD Capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The total amount of funds expended for such purchases reflected on Schedule A to this Amendment No. 4 was approximately $298,916, which was expended entirely by CD Capital. These amounts are in addition to the amounts previously reported.
ITEM 4. PURPOSE OF TRANSACTION
Item 4 of the Schedule 13D is hereby amended to add the following information:
     On November 5, 2007, Mr. Ziegelman of CD Capital contacted Charles R. Norton by telephone and also sent a letter to the independent directors of the Issuer (the ‘‘November 5th Letter’’). In both the phone conversation and the November 5th Letter, Mr. Ziegelman expressed his desire to be added to the Board of Directors of the Issuer (the “Board”) and to become Chairman of a to-be-formed strategic alternatives committee. Mr. Ziegelman’s reasons are outlined in the November 5th Letter, a copy of which is attached hereto as Exhibit 99.7 and which is incorporated by reference herein. Mr. Ziegelman also briefly spoke to Bradley E. Larson, the Issuer’s Chief Executive Officer, in efforts to reach Mr. Norton.
     The Reporting Persons expressly hereby reaffirm the reservation of all rights, options and possible future actions heretofore disclosed by them in this Item 4 to Schedule 13D.
ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER
Item 5 is hereby amended to add the following information:
     As a result of the purchases and sales of shares of Common Stock as reflected on Schedule A to this Amendment No. 4, the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons increased to 369,710, representing approximately 7.2% of the shares of Common Stock presently outstanding based upon the 5,129,760 shares of Common Stock reported by the Issuer to be outstanding as of August 3, 2007 in the Issuer’s Form 10-Q filed with the Commission on August 13, 2007.

PAGE 4 OF 6 PAGES

     As a result of the transactions described in this Schedule 13D, the Reporting Persons may be deemed to beneficially own shares of Common Stock as follows:

	Number of	Approximate
	Shares of	Percentage of
Name of Reporting Person	Common Stock	Outstanding Shares

Mr. Ziegelman	369,710	7.2%
CD Capital	369,710	7.2%
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Item 7 is hereby amended to add the following:

Exhibit 99.7	Letter dated November 5, 2007 from Mr. Ziegelman to the independent directors of the Issuer.

PAGE 5 OF 6 PAGES

SIGNATURE
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
DATED: November 5, 2007

CD CAPITAL MANAGEMENT LLC
By:	ZP II LP, its Managing Member

By:	C3 Management Inc., its General Partner

BY:	/s/ John D. Ziegelman
Name:	John D. Ziegelman
Title:	President

/s/ JOHN D. ZIEGELMAN
JOHN D. ZIEGELMAN

PAGE 6 OF 6 PAGES

SCHEDULE A
     This schedule sets forth information with respect to each purchase and sale of Common Stock which was effectuated by the Reporting Persons since the filing of Amendment No. 3. All transactions were effectuated in the open market through a broker.
Purchase (Sale) of Shares effected by CD Capital for the account of CD Investment

	Number of Shares		Aggregate
Date	Purchased (Sold)	Price Per Share($)	Price($)(1)

10/24/2007	16,000	12.4068	$198,508.80
10/25/2007	1,000	12.2485	$12,248.50
11/5/2007	7,010	12.5761	$88,158.46

(1)	Includes commissions but excludes other execution-related costs.

EXHIBIT INDEX

Exhibit 99.7	Letter dated November 5, 2007 from Mr. Ziegelman to the independent directors of the Issuer.